July 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynatrace, Inc.
Registration Statement on Form S-1
File No. 333-232558

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Dynatrace, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., EST, on July 31, 2019, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between July 22, 2019 and the date hereof, approximately 6,419 copies of the preliminary prospectus dated July 22, 2019 were distributed to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC As Representatives of the Several Underwriters

By:	/s/ Goldman Sachs & Co. LLC
Name: Gregoire Baudot
Title: Managing Director

J.P. MORGAN SECURITIES LLC As Representatives of the Several Underwriters

By:	/s/ Greg Chamberlain
	Name:	Greg Chamberlain
	Title:	Head of TMT ECM

CITIGROUP GLOBAL MARKETS INC. As Representatives of the Several Underwriters

By:	/s/ John Scuorzo
	Name:	John Scuorzo
	Title:	Managing Director